SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                (RULE 13d - 102)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                             (Amendment No. ______)*

                                 Kitty Hawk, Inc.
                                 (Name of Issuer)

                                 Common Stock
                          (Title of Class of Securities)
                                  498326206
                                (CUSIP Number)

                              September 30, 2002
              (Date of Event which Requires Filing of this Statement)

     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

[ ]      Rule 13d-1(b)
[x]      Rule 13d-1(c)
[ ]      Rule 13d-1(d)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                             (Page 1 of 5)


1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Stockton, LLC

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [ ]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER

                  6,126,221 (see Item 4(c)(i))

6.       SHARED VOTING POWER

                  0

7.       SOLE DISPOSITIVE POWER

                  6,126,221 (see Item 4(a))

8.       SHARED DISPOSITIVE POWER

                  0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  6,126,221 (see Item 4(a))

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  12.3% (see Item 4(b))

12.      TYPE OF REPORTING PERSON*

                  OO


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!



ITEM 1(a). Name of Issuer:  Kitty Hawk, Inc. (the "Issuer")

Item 1(b). Address of Issuer's Principal Executive Offices:

         1515 West 20th Street
         P.O. Box 612787
         DFW Airport, Texas 75261

Item 2(a). Name of Persons Filing:

     Stockton, LLC ("Stockton"), a Delaware limited liability company controlled by Paul E. Singer.

Item 2(b).  Address of Principal Business Office or, if None, Residence:

     The business address of both Stockton and Mr. Singer is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

Item 2(c).        Citizenship:

     Stockton is a Delaware limited liability company. Mr. Singer is a U.S. citizen.

Item 2(d).        Title of Class of Securities:  Common Stock

Item 2(e).        CUSIP Number:  498326206

Item 3. If This Statement is Filed Pursuant to Rule 13d 1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

          (a)  [ ]   Broker or dealer registered under Section 15 of the
                         Exchange Act.

          (b)  [ ]   Bank as defined in Section 3(a)(6) of the Exchange Act.

          (c)  [ ]   Insurance company defined in Section 3(a)(19) of the
                        Exchange Act.

          (d)  [ ]   Investment company registered under Section 8 of the
                        Investment Company Act.

          (e)  [ ]   An investment adviser in accordance with
                         Rule 13d-1(b)(1)(ii)(E).

          (f)  [ ]   An employee benefit plan or endowment fund in accordance
                        with Rule 13d-1(b)(1)(ii)(F).

          (g)  [ ]   A parent holding company or control person in accordance
                        with Rule 13d-1(b)(1)(ii)(G).

          (h)  [ ]   A savings association as defined in Section 3(b) of
                        the Federal Deposit Insurance Act.

          (i)  [ ]   A church plan that is excluded  from the  definition of an investment company under Section 3(c)(14) of the Investment Company Act;

          (j)  [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check this box [x]

Item 4.   Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a) Amount beneficially owned: 6,126,221 (estimated based on the Issuer's bankruptcy reorganization plan)

     (b) Percent of class: 12.3% (based on the assumption that the Issuer will issue all 50,000,000 shares of its common stock as provided in its bankruptcy reorganization plan)

     (c) Number of shares as to which such person has:

             (i) Sole power to vote or to direct the vote

     Stockton may not have the right to vote and/or freely transfer an as of yet undetermined number of the shares of common stock it is entitled to receive pursuant to the Issuer's bankruptcy reorganization plan due to certain restrictions imposed by the Issuer in response to U.S. Department of Transportation regulations.

            (ii) Shared power to vote or to direct the vote

                       0

           (iii) Sole power to dispose or to direct the disposition of

                           6,126,221 (see Item 4(a) above)

           (iv) Shared power to dispose or to direct the disposition of

                           0

Item 5.   Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          Not applicable.

Item 8.   Identification and Classification of Members of the Group.

          Not applicable.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certification.

     By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                     SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated: October 10, 2002

          STOCKTON, LLC


          By: /s/ Elliot Greenberg
                        Elliot Greenberg
                        Vice President